October 6, 2010	News Release 10-27

BRUCEJACK DRILLING CONTINUES EXPANDING GOLD-SILVER ZONES

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) (the “Company”) reports that diamond drilling at its wholly-owned Brucejack Project continues to define gold-silver mineralization along strike and to depth at the Bridge and Galena Hill Zones. The Brucejack Project is adjacent to the Company’s wholly-owned Snowfield Project located approximately 65 kilometers north-northwest of Stewart, British Columbia.

Galena Hill Zone

The Galena Hill Zone is host to disseminated gold-silver mineralization together with structurally-controlled high-grade veins. Results from three more holes have been received and the highlights of two of these are summarized below:

•
SU-84, a step-out hole drilled on the southwest extension of Galena Hill, intersected 64 meters averaging 1.01 grams of gold per tonne, as well as 0.44 meters of 5,480 grams of gold per tonne and 2,140 grams of silver per tonne. The latter intersection encountered a high-grade zone similar to high-grade intercepts from the 2010 program in previously reported SU-40 (see news release dated July 12, 2010), SU-53 and SU-54 (see news release dated July 29, 2010) and SU-68 and SU-73 (see news release dated September 8, 2010).

•	SU-86 intersected three bands of mineralization, with the longest intersection assaying 40 meters averaging 1.38 grams of gold per tonne.

Drilling at Galena Hill has both expanded the zone and defined the continuity of high-grade gold-silver mineralization. Galena Hill is open to the east and to depth.

Bridge Zone

The Bridge Zone, which exhibits porphyry-style gold-silver mineralization, measures approximately 600 meters by 900 meters, about three times the area defined in the 2009 drill program. Of the nine holes summarized in Table 1, the two best holes are the extension of hole SU-10 and SU-89. Highlights of these two holes included:

•	Hole SU-10 was extended by 118 meters which averaged 0.99 grams of gold per tonne. The entire hole of 601 meters now averages 0.76 grams of gold per tonne, ending in mineralization.
•
SU-89 intersected three bands of mineralization, the first with 62 meters averaging 1.17 grams of gold per tonne and the third interval with 334 meters averaging 1.02 grams of gold per tonne, ending in mineralization.

West Zone

Drilling at the West Zone, located 500 meters north of the Galena Hill Zone, has defined a northern extension measuring approximately 400 meters by 400 meters. A highlight of recent drilling is SU-88.

•	SU-88 intersected 145 meters averaging 0.95 grams of gold per tonne. This north-oriented hole intersected continuous mineralization in the bottom half of the hole.

This drilling is part of an initial 42,000-meter program of infill and step-out drilling, subsequently expanded to 51,100 meters, on the Brucejack and Snowfield properties, of which 33,100 meters were dedicated to Brucejack. Drilling has now been completed for the 2010 season, although assays for a number of holes are outstanding and will be reported when received. A new resource update is anticipated in the first half of 2011.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)

Table 1 - Selected Brucejack Project Drill Results(1)
October 2010

Hole Number	From (meters)	To (meters)	Interval (meters)	Gold Grade (g/t)	Gold Grade (oz/ton)	Silver Grade (g/t)	Silver Grade (oz/ton)
Bridge Zone
SU-079	46.50	75.50	29.00	0.59	0.02	17.06	0.50
	332.50	382.50	50.00	1.31	0.04	53.06	1.55
SU-080	Metallurgical Hole
SU-10(2)	489.81	608.08	118.27	0.99	0.03	7.57	0.22
SU-10(3)	7.00	608.08	601.08	0.76	0.02	7.91	0.23
SU-081	71.00	444.50	373.50	0.64	0.02	12.80	0.37
	485.00	666.50	181.50	0.53	0.02	8.54	0.25
SU-083	430.50	476.00	45.50	0.66	0.02	2.56	0.07
SU-085	48.90	116.50	67.60	0.89	0.03	7.10	0.21
	132.00	262.50	130.50	0.83	0.02	9.29	0.27
	541.89	664.50	122.61	0.55	0.02	14.99	0.44
SU-087	175.50	343.20	167.70(4)	1.09	0.03	4.04	0.12
SU-089	99.50	161.50	62.00	1.17	0.03	2.96	0.09
	188.56	229.00	40.44	0.84	0.02	2.45	0.07
	304.00	638.25	334.25(4)	1.02	0.03	4.76	0.14
SU-090	69.00	160.00	91.00	0.83	0.02	6.82	0.20
	241.00	337.00	96.00	0.90	0.03	26.03	0.76
Galena Hill
SU-082	227.00	239.00	12.00	2.13	0.06	4.78	0.14
SU-084	43.00	64.00	21.00	0.58	0.02	5.81	0.17
	92.00	155.50	63.50	1.01	0.03	12.61	0.37
	198.08	198.52	0.44	5,480	159.83	2,140	62.42
SU-086	82.50	122.00	39.50	1.38	0.04	7.09	0.21
	190.50	226.50	36.00	2.01	0.06	17.74	0.52
	238.50	260.80	22.30	1.33	0.04	7.05	0.21
West Zone
SU-088	144.00	288.50	144.50	0.95	0.03	7.73	0.23

(1)	True thickness to be determined. See cautionary note to U.S. investors.
(2)	2009 hole extended in 2010.
(3)	New average grade for entire hole.
(4)	Ended in mineralization.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Brucejack Project exploration program and has verified and supervised the preparation of the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.